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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


        (Check One): [_] Form 10-K  [_] Form 20-F   [_] Form 11-K
                     [X] Form 10-Q  [_] Form N-SAR


       For Period Ended:              March 31, 2003
                        ------------------------------------------------

                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ---------------------------------

         Read Instructions Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================

                        PART I - REGISTRANT INFORMATION

                                   DVI, Inc.
--------------------------------------------------------------------------------
                            Full Name of Registrant

--------------------------------------------------------------------------------
                           Former Name if Applicable

                                 2500 York Road
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                               Jamison, PA 18929
--------------------------------------------------------------------------------
                            City, State and Zip Code

================================================================================

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
    |      be filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

================================================================================

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

The financial statements and related disclosures required to be included in the Form 10-Q have not yet been finalized because the registrant and its independent accountants have not completed their analysis of the appropriate accounting treatment for certain transactions. Therefore, the Form 10-Q cannot be filed within the prescribed time period.

================================================================================

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             John Boyle                   215                  488-5011
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [_] No

     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended March 31, 2003, the Company reported net income of $3.0 million, or $0.20 per diluted share, compared with a net loss of $(9.2) million, or $(0.64) per diluted share, for the same period in its previous fiscal year. Net income for the nine-month period ended March 31, 2003, was $13.3 million, or $0.89 per diluted share, compared with net income of $3.2 million, or $0.22 per diluted share, for the nine-month period ended March 31, 2002. Last year's third quarter and nine months results included pre-tax charges for impairment in the value of minority investments of $16.6 million and provision for losses and charges for Argentine operations of $13.7 million. At March 31, 2003, managed net financed assets totaled $2.8 billion.

The net income reported for the quarter ended March 31, 2003 reflected costs associated with several previously announced strategic initiatives intended to address the reorganization and relocation of DVI's Business Credit unit and the phase-out of its Third Coast Capital business unit. During the third quarter, the Company incurred costs of $0.8 million associated with the Business Credit relocation, such as parallel staffing, recruiting costs, severance expenses and retention bonuses. In connection with the Third Coast Capital phase-out, the Company incurred $0.3 million in employment-related expenses in the quarter just ended. In addition, DVI recorded a $2.7 million provision in the quarter for loan losses in the Third Coast Capital portfolio. DVI expects a significant reduction in future costs as these transition expenses are eliminated over the next several quarters.

The total of the various charges associated with the Business Credit and Third Coast Capital units in this quarter was $3.8 million, or approximately $0.15 per share.

See the attached press release, dated May 12, 2003, for more details.




DVI Third Quarter Net Income at $3.0 Million - $0.20 EPS; Results Include Impact of Strategic Initiatives

    Business Editors

    JAMISON, Pa.--(BUSINESS WIRE)--May 12, 2003--DVI, Inc. (NYSE:DVI), an independent specialty finance company for healthcare providers, today announced results for the third quarter and first nine months of its fiscal year ending June 30, 2003. For the quarter ended March 31, 2003, the Company reported net income of $3.0 million, or $0.20 per diluted share, compared with a net loss of $(9.2) million, or $(0.64) per diluted share, for the same period in its previous fiscal year. Net income for the nine-month period ended March 31, 2003, was $13.3 million, or $0.89 per diluted share, compared with net income of $3.2 million, or $0.22 per diluted share, for the nine-month period ended March 31, 2002. Last year's third quarter and nine months results included pre-tax charges for impairment in the value of minority investments of $16.6 million and provision for losses and charges for Argentine operations of $13.7 million. At March 31, 2003, managed net financed assets totaled $2.8 billion.

    The net income reported for the quarter ended March 31, 2003 reflected costs associated with several previously announced strategic initiatives intended to address the reorganization and relocation of DVI's Business Credit unit and the phase-out of its Third Coast Capital business unit. During the third quarter, the Company incurred costs of $0.8 million associated with the Business Credit relocation, such as parallel staffing, recruiting costs, severance expenses and retention bonuses. In connection with the Third Coast Capital phase-out, the Company incurred $0.3 million in employment-related expenses in the quarter just ended. In addition, DVI recorded a $2.7 million provision in the quarter for loan losses in the Third Coast Capital portfolio. DVI expects a significant reduction in future costs as these transition expenses are eliminated over the next several quarters.

    The total of the various charges associated with the Business Credit and Third Coast Capital units in this quarter was $3.8 million, or approximately $0.15 per share.

    Michael A. O'Hanlon, president and chief executive officer, commented, "We are making good progress in executing our previously announced strategic initiatives designed to focus attention on our core domestic healthcare business and address our Third Coast Capital and international operations. These actions are intended to materially reduce financial leverage, while significantly improving profitability and liquidity. I am satisfied with our financial results this quarter and with the progress we are making in implementing our major strategic initiatives."

     Mr. O'Hanlon commented further, "We previously announced our discussions to form a joint venture with De Lage Landen, to take over a substantial portion of our business in the Asia / Pacific region. These discussions are ongoing and the terms of an agreement have not been finalized, but our objective is for DVI to hold a minority investment interest in a newly formed entity that would purchase a material portion of the existing $59 million portfolio in the region, removing such assets from our balance sheet while allowing DVI to recover its invested capital. This initiative follows an earlier joint venture with Diamond Lease Company, which was formed in 2002, and is now active in Japan. The Company is also in the advanced stages of discussions with two large financial institutions with the objective of forming strategic alliances that should result in the sale of a material portion of our portfolio in Europe (including the UK) and Turkey. In total, DVI now holds portfolio assets in Europe (including the UK) and Turkey of $203 million. Under the terms being discussed, DVI may be required to continue to support the origination and sales effort in this area. If completed, we expect these transactions together will have the effect of reducing financial leverage, improving profitability and liquidity and focusing attention on our domestic core business."

    "The Company hopes to arrange a similar solution for its business in Latin America. While this region has experienced unstable economic conditions in the past, the economies of some countries in the region appear to be improving. Brazil has strengthened its currency by more than 26% over the last seven months, successfully sold $1 billion in government bonds in April and recently approved a 10% increase in healthcare reimbursement rates. DVI continues to carefully manage this portfolio, and no new financing commitments are being made at this time in Latin America. The portfolio continues to decline through scheduled amortization, with $133 million presently outstanding. The portfolio runoff scheduled over the next four quarters has the potential for an additional $44 million reduction in loans outstanding, further reducing leverage and generating a return of capital."

    "If successful, these international initiatives may allow us to repatriate as much as $114 million of capital, reduce leverage by as much as $395 million in portfolio assets and eliminate the current losses associated with our international operations."

    Commenting on the Company's outlook, Mr. O'Hanlon noted, "The healthcare industry remains vibrant and strong, and there continues to be an opportunity to improve our market share in this sector. This optimism is supported by a stable to improving reimbursement environment, a growing base of medical science utilizing high-tech medical equipment and explosive growth in the aging of our population."

    Pursuant to the rules of the Security and Exchange Commission, the Company will notify the SEC of its election to file its Quarterly Report on Form 10-Q for the period ended March 31, 2003, five days later than would be otherwise required.

    DVI is an independent specialty finance company for healthcare providers. The Company extends loans and leases to finance the purchase of diagnostic and other therapeutic medical equipment directly and through vendor programs. DVI also offers lines of credit for working capital backed by healthcare receivables in the United States. Additional information is available at www.dvi-inc.com.

    Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. Any statements contained in this press release, which are not historical facts, are forward-looking statements. Such statements are based upon many important factors, which may be outside the Company's control, causing actual results to differ materially from those suggested. Such factors include, but are not limited to, legislative and regulatory changes in general, including such changes affecting the healthcare industry, demand for DVI's services, market interest rates, pricing, market condition in the markets in which we operate, the effect of economic conditions, litigation, competition from institutions offering similar products and services, our access to funding on acceptable terms, the ability to complete financing transactions, and other risks identified in the Company's filings with the Securities and Exchange Commission.

                         Selected Financial Information
              Condensed Consolidated Financial Highlights
                                   (Unaudited)

                                   For Quarter Ended
                                       March 31,          Change
                                   ----------------- -----------------
                                    2003     2002       $        %
                                   -------- -------- -------- --------
Per Common Share Data
==================================
($ in thousands, except per share
 data and book value)
Net Earnings (Loss)                 $3,024  $(9,242) $12,266    132.7%
Diluted Earnings (Loss) per Share    $0.20   $(0.64)   $0.84    131.3%
Basic Earnings (Loss) per Share      $0.20   $(0.64)   $0.84    131.3%
Period End Shares                   15,182   14,492      690      4.8%
Diluted EPS Shares                  15,172   14,448      724      5.0%
Basic EPS Shares                    15,170   14,448      722      5.0%

Asset Quality ($ in thousands)
==================================
Net Charge-offs                     $6,642   $2,591   $4,051    156.3%
Allowance for Losses on
 Receivables                       $20,301  $17,002   $3,299     19.4%
Allowance of Net Financed
 Assets (%)                           1.41%    1.24%            17B.P.

Portfolio Activity ($ in millions)
==================================
Domestic Loan Origination,
 Placements & Commitments             $209     $233     $(24)  (10.3%)
International Loan Origination,
 Placements & Commitments              $40      $42      $(2)   (4.8%)
Business Credit Commitments            $47      $56      $(9)  (16.1%)
Total Origination, Placements &
 Commitments                          $296     $331     $(35)  (10.6%)

                         Selected Financial Information
                    Condensed Consolidated Income Statements
             ($ in thousands, except per share data and book value)
                                   (Unaudited)

                                   For Quarter Ended     Variance
                                       March 31,           B (W)
                                   ----------------- -----------------
                                      2003     2002      $        %
                                   -------- -------- -------- --------
Finance and Other Income:
Amortization of Finance Income     $22,765  $27,934  $(5,169)  (18.5%)
Other Income                         7,842    5,788    2,054     35.5%
                                   -------- -------- --------
Total Finance and Other Income      30,607   33,722   (3,115)   (9.2%)
Interest Expense                    19,130   20,658    1,528      7.4%
                                   -------- -------- --------
Net Interest and Other Income       11,477   13,064   (1,587)  (12.1%)
Provision for Losses on
 Receivables                         4,265    2,638   (1,627)  (61.7%)
Provision for Losses on Argentina
 Contracts                               -   13,747   13,747    100.0%
                                   -------- -------- --------
Net Interest and Other Income
 After Provision for Losses          7,212   (3,321)  10,533    317.2%
Net Gain on Sale of Financing
 Transactions                       16,040   11,831    4,209     35.6%
Loss on Securities Impairment            -  (16,594)  16,594    100.0%
                                   -------- -------- --------
Net Operating Income (Loss)         23,252   (8,084)  31,336    387.6%
Selling, General and
 Administrative Expenses            16,835   11,472   (5,363)  (46.7%)
                                   -------- -------- --------
Earnings (Loss) Before Minority
 Interest, Equity in Net Gain
 (Loss) of Investees and Provision
 for Income Taxes                    6,417  (19,556)  25,973    132.8%
Minority Interest in Net Loss
 (Gain) of Consol. Subs.               165    3,549   (3,384)  (95.4%)
Equity in Net Gain (Loss) of
 Investees                             (32)     (11)     (21) (190.9%)
Benefit from (Provision for)
 Income Taxes                       (3,526)   6,776  (10,302) (152.0%)
                                   -------- -------- --------
Net Earnings (Loss)                 $3,024  $(9,242) $12,266    132.7%
                                   ======== ======== ========
Diluted Earnings (Loss) per Share    $0.20   $(0.64)   $0.84    131.3%
Diluted Shares                      15,172   14,448      724      5.0%

               The financial statements for the quarter ended March 31, 2003 include the consolidated operations for Valley Health Group, Inc. ("Valley"). Included in the above financial statement is $2.6 million in Finance and Other Income and $2.6 million in Selling, General & Administrative Expenses that are attributable to Valley.

                         Selected Financial Information
              Condensed Consolidated Financial Highlights
                                   (Unaudited)
                                     Year-to-Date
                                       March 31,          Change
                                   ----------------- -----------------
                                      2003     2002       $        %
                                   -------- -------- -------- --------
Per Common Share Data
==================================
($ in thousands, except per share
 data and book value)
Net Earnings                       $13,334   $3,191  $10,143    317.9%
Diluted Earnings per Share           $0.89    $0.22    $0.67    304.5%
Basic Earnings per Share             $0.89    $0.22    $0.67    304.5%
Period End Shares                   15,182   14,492      690      4.8%
Diluted EPS Shares                  15,060   14,589      471      3.2%
Basic EPS Shares                    15,012   14,379      633      4.4%
Asset Quality ($ in thousands)
==================================
Net Charge-offs                    $16,019   $7,529   $8,490    112.8%
Allowance for Losses on
 Receivables                       $20,301  $17,002   $3,299     19.4%
Allowance of Net Financed
 Assets (%)                           1.41%    1.24%            17B.P.
Portfolio Activity ($ in millions)
==================================
Domestic Loan Origination,
 Placements & Commitments             $661     $667      $(6)   (0.9%)
Corporate Acquisitions                  $-      $13     $(13) (100.0%)
International Loan Origination,
 Placements & Commitments             $147     $131      $16     12.2%
Business Credit Commitments            $66     $156     $(90)  (57.7%)
Total Origination, Placements &
 Commitments                          $874     $967     $(93)   (9.6%)


                         Selected Financial Information
                    Condensed Consolidated Income Statements
             ($ in thousands, except per share data and book value)
                                   (Unaudited)

                                        Year-to-Date         Variance
                                         March 31,             B (W)
                               ---------------------------------------
                                    2003     2002          $         %
                                 -------- -------- --------- ---------
Finance and Other Income:
Amortization of Finance Income   $74,272  $84,727  $(10,455)   (12.3%)
Other Income                      23,003   13,667     9,336      68.3%
                                 -------- -------- ---------
Total Finance and Other Income    97,275   98,394    (1,119)    (1.1%)
Interest Expense                  60,694   63,874     3,180       5.0%
                                 -------- -------- ---------
Net Interest and Other Income     36,581   34,520     2,061       6.0%
Provision for Losses on
 Receivables                      10,274    6,988    (3,286)   (47.0%)
Provision for Losses on
 Argentina Contracts                   -   13,747    13,747     100.0%
                                 -------- -------- ---------
Net Interest and Other Income
 After Provision for Losses       26,307   13,785    12,522      90.8%
Net Gain on Sale of Financing
 Transactions                     46,190   39,431     6,759      17.1%
Loss on Securities Impairment          -  (16,594)   16,594     100.0%
                                 -------- -------- ---------
Net Operating Income              72,497   36,622    35,875      98.0%
Selling, General and
 Administrative Expenses          48,056   34,943   (13,113)   (37.5%)
                                 -------- -------- ---------
Earnings Before Minority
 Interest, Equity in Net Gain
 (Loss)
of Investees and Provision for
 Income Taxes                     24,441    1,679    22,762         NA
Minority Interest in Net Loss
 (Gain) of Consol. Subs.             408    3,437    (3,029)   (88.1%)
Equity in Net Gain (Loss) of
 Investees                           (82)       2       (84)        NA
Provision for Income Taxes       (11,433)  (1,927)   (9,506)  (493.3%)
                                 -------- -------- ---------
Net Earnings                     $13,334   $3,191   $10,143     317.9%
                                 ======== ======== =========
Diluted Earnings per Share         $0.89    $0.22     $0.67     304.5%
Diluted Shares                    15,060   14,589       471       3.2%


               The financial statements for year-to-date March 31, 2003 include the consolidated operations for Valley Health Group, Inc. ("Valley"). Included in the above financial statement is $7.4 million in Finance and Other Income, $7.3 million in Selling, General & Administrative Expenses and a tax benefit of $1.3 million that are attributable to Valley.

          LOAN ORIGINATION AND MEDICAL RECEIVABLE COMMITMENTS
                                 ($ in millions)

Business Unit                           Fiscal 2003
----------------------------------------------------------------------
                                1Q      2Q      3Q      4Q     Total
                             ------- ------- ------- ------- ---------
Equipment Finance Group:
Domestic Equipment
 Origination                 $204.8  $246.8  $209.2            $660.8
Loan Placements                 6.0     8.3     5.0              19.3
International Origination &
 Commitments                   60.5    33.0    34.6             128.1
                             ------- ------- -------         ---------
 Total Loan Orig.,
  Placements & Commit.        271.3   288.1   248.8             808.2
Business Credit Commitments     7.4    11.4    47.3              66.1
                             ------- ------- -------         ---------
Total Orig., Placements  &
 Commitments                 $278.7  $299.5  $296.1            $874.3
                             ======= ======= =======         =========

                                                     3Q03 vs. FY03 vs.
                                                       3Q02     FY02
Business Unit                                        Variance Variance
-------------                                           %        %
                                                     -------- --------
Equipment Finance Group:
Domestic Equipment Origination                        (10.2%)   (1.0%)
Loan Placements                                         78.6%   119.3%
International Origination & Commitments               (10.1%)     5.2%
 Total Loan Orig., Placements & Commit.                (9.3%)   (0.3%)
Business Credit Commitments                           (16.0%)  (57.7%)
Total Orig., Placements  & Commitments                (10.4%)   (9.6%)


Business Unit                  Fiscal 2002
----------------------------------------------------------------------
                                1Q      2Q      3Q      4Q     Total
                             ------- ------- ------- ------- ---------
Equipment Finance Group:
Domestic Equipment
 Origination                 $209.0  $225.2  $233.0  $232.2    $899.4
Corporate Acquisitions         13.0       -       -       -      13.0
Loan Placements                 2.9     3.1     2.8     4.1      12.9
International Origination &
 Commitments                   44.6    38.7    38.5    44.9     166.7
                             ------- ------- ------- ------- ---------
Total Loan Orig., Placements
          & Commit.           269.5   267.0   274.3   281.2   1,092.0
Business Credit Commitments    58.7    41.4    56.3    30.5     186.9
                             ------- ------- ------- ------- ---------
Total Orig., Placements  &
 Commitments                 $328.2  $308.4  $330.6  $311.7  $1,278.9
                             ======= ======= ======= ======= =========


    --30--NR/ph*

    CONTACT: DVI, Inc.

             John F. Schoenfelder, 877/219-1001

    KEYWORD: PENNSYLVANIA
    INDUSTRY KEYWORD: BANKING MEDICAL EARNINGS
    SOURCE: DVI, Inc.

================================================================================

                                    DVI, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      May 15, 2003                 By      /s/  Michael A. O'Hanlon
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                             General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this Chapter).

Last update: 10/8/2002